                                                                    Exhibit 99.2

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE



                          IN AND FOR NEW CASTLE COUNTY



__________________________________X
                                  :
                                  :
IN RE PBOC HOLDINGS, INC.         :     CONSOL. C.A. NO. 18543
SHAREHOLDERS LITIGATION           :
                                  :
__________________________________X



                 CONSOLIDATED AND AMENDED CLASS ACTION COMPLAINT



         Plaintiffs, for their Consolidated and Amended Class Action Complaint, allege as follows:

                              NATURE OF THE ACTION

         1. This is a class action brought on behalf of the public stockholders of PBOC Holdings, Inc. ("PBOC" or the "Company"), against the directors and the largest shareholder of PBOC, defendant FBOP Corporation ("FBOP"), for injunctive and other relief concerning the acquisition of the outstanding publicly-held shares of PBOC common stock by FBOP.

         2. On December 11, 2000, FBOP, which had previously accumulated over 40.5% of PBOC's shares, publicly announced that it had agreed to a transaction with PBOC whereby FBOP would acquire the remaining shares of the Company for $10.00 per share in cash as a result of a merger of PBOC into a wholly-owned subsidiary of FBOP (the "Merger"). On or about March 7, 2001, PBOC disseminated a Proxy Statement (the "Proxy"), which FBOP reviewed and approved, seeking stockholder approval of the Merger.

         3. As set forth in detail below, PBOC's directors have breached and are breaching their fiduciary duties in connection with the Merger. Without prior approval

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of PBOC's Board, FBOP acquired or agreed to acquire approximately 40% of PBOC's outstanding stock in open market and private transactions. Those purchases (or agreements to purchase) triggered the protections provided by 8 DEL. C. ss.203. PBOC's board, however, failed to recognize the fact that ss.203 had been triggered and that FBOP was therefore barred from effectuating any "business combination" with PBOC for three years except as provided in ss.203. The triggering of ss.203 gave the PBOC board powerful bargaining leverage, but because they never knew they had that leverage, they failed to use it to the advantage of PBOC's public stockholders. Because they were grossly uninformed in this critical respect, PBOC's directors quickly agreed to FBOP's demands, incorrectly believing that FBOP had the power and ability to force through almost any terms that FBOP wanted. Moreover, incorrectly assuming that FBOP had PBOC "over a barrel," the PBOC directors declined to pursue a materially higher bid submitted by another bona fide third party bidder. By failing to protect the interests of PBOC's minority shareholders (or even understanding that ss.203 had been triggered), PBOC's directors breached and are breaching their fiduciary duties of care and loyalty and enabled FBOP to dictate terms of an acquisition of the Company which are patently unfair.

         4. Now, defendants are seeking to induce PBOC's shareholders to vote in favor of the Merger by claiming in the Proxy that the Merger is "fair" to them. The Proxy, however, fails to disclose and misstates facts that a reasonable PBOC stockholder would consider important in deciding how to vote on the Merger (the approval of which they can collectively control as a result of the triggering of ss.203) and whether to demand appraisal. In particular, as set forth more fully below, the Proxy


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misrepresents and/or omits, among other facts set out below, the following material information:

         o The Proxy does not disclose that the PBOC Board was unaware that ss.203 had been triggered until after it had approved the merger agreement. On the contrary, the discussions of ss.203 in the Proxy convey the false impression that the PBOC Board was aware that ss.203 had been triggered prior to the execution of the Merger Agreement;

         o The Proxy does not disclose the existence of certain "Goodwill Litigation" on behalf of the Company against the United States and the fact that such litigation may provide certain of PBOC's largest shareholders, who had accepted $10 per share for their stock, with consideration materially in excess of $10 per PBOC share. In fact, when given an opportunity to relinquish their litigation rights, these shareholders did not do so;

         o The Proxy does not disclose that, utilizing the core deposit premium averages from other thrift deals, a methodology routinely used in bank mergers, PBOC would be valued, at the very least, at $16 per share. Nor is there any mention as to why a core deposit premium analysis was not utilized by PBOC's investment banker, Keefe Bruyette & Woods, Inc. ("KBW") and, in the event one was utilized, what the results of such an analysis were;

         o The Proxy does not disclose that KBW did not use the most current PBOC earnings per share estimates for 2000 in connection with its fairness opinion;

         o The Proxy fails to disclose PBOC's projections which PBOC's financial advisor reviewed in connection with its fairness opinion and which FBOP reviewed;

         o The Proxy does not disclose why PBOC retained two investment bankers, KBW and Sandler O'Neill & Partners, LP ("Sandler O'Neill") and paid them large sums of money contingent on the deal closing, when the "auction process" lasted only a matter of days and was, in any event, a foregone conclusion because of FBOP's control over PBOC. Sandler O'Neill did not even render a fairness opinion on the matter.

         5. As demonstrated herein, the consideration that FBOP has offered in the Merger, $10.00 per share in cash, is grossly inadequate and unfair. In addition, the compensation of KBW and Sandler O'Neill, PBOC's financial advisors were, in large


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part, contingent upon getting the deal done. Thus, PBOC's stockholders have not had independent financial advice in connection with the formulation and implementation of the Merger.

         6. As a result of the foregoing, PBOC's shareholders will be forced, without full or complete disclosure by defendants, to make final decisions regarding their ownership in the Company and are threatened with the immediate divestiture of their shares in an unfair transaction as a result of defendants' wrongful course of conduct.

                                   THE PARTIES

         7. Plaintiffs, at all relevant times, owned PBOC common stock. Riviera-Enid, a Florida limited partnership, owns in excess of 21,000 shares. Elliott Wolfson owns 18,000 shares. Scott Lansky owns in excess of 10,000 shares. James Nowadnick also owns PBOC common stock.

         8. PBOC is a corporation duly organized and existing under the laws of the state of Delaware, with its principal executive offices located at 5900 Wilshire Boulevard, Los Angeles, California 90036. PBOC is the parent company of People's Bank of California (the "Bank") which is a federally chartered savings bank originally organized in 1887. It conducts business in Southern California in Los Angeles, Orange and Ventura counties. As of December 31, 1999 the Bank had assets of $3.4 billion.

         9. Defendant Rudolf P. Guenzel is President and Chief Executive Operating Officer of the Company and a director.

         10. Defendant J. Michael Holmes is Senior Executive Vice President and Chief Financial Officer of the Company and a director.


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         11. Defendants Murray Kalis, Robert W. MacDonald and John F. Davis are
directors of PBOC.

         12. The Individual Defendants have a fiduciary relationship and responsibility to Plaintiffs and the other public common stockholders of PBOC and owe to Plaintiffs and the other class members the highest obligations of due care, loyalty, good faith and candor.

         13. Defendant FBOP Corporation ("FBOP") is a $5.4 billion bank and savings institution holding company headquartered in Oak Park, Illinois. It owns financial institutions in Illinois, Texas and California, including California National Bank in Los Angeles and San Diego National Bank in San Diego. Currently, FBOP owns, controls or has agreements to purchase, at least 47.7% of PBOC's common shares.

         14. Defendant FBOP Acquisition Company is a Delaware corporation and wholly-owned subsidiary of FBOP which was formed solely for the purpose of effecting the Merger.


                            CLASS ACTION ALLEGATIONS

         15. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of the Chancery, on behalf of all common stockholders of PBOC, or their successors in interest, who are being and will be harmed by Defendants' actions described below (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of Defendants.

         16. This action is properly maintainable as a class action because:


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         a. The Class is so numerous that joinder of all members is impracticable. There are approximately 19,876,205 million shares of PBOC common stock outstanding held by thousands of stockholders. PBOC's shares are actively traded on the NASDAQ National Market. Members of the Class are located throughout the United States.

         b. There are questions of law and fact which are common to the Class, including: whether the Defendants have engaged in or are continuing to breach their fiduciary duties to the Class; and whether Plaintiffs and the other members of the Class would be irreparably damaged if the Defendants are not enjoined from committing the wrongs complained of herein.

         c. The Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

         d. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of Plaintiffs are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

         e. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the


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Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

A.       PBOC'S TRUNCATED SEARCH FOR A BUYER.

         17. Prior to August 11, 2000, PBOC's management and financial advisor, KBW, held discussions with a large regional bank respecting the regional bank's unsolicited indication of interest to pursue an acquisition of PBOC. On August 11, 2000, the regional bank, after conducting due diligence, sent PBOC a letter indicating its interest in acquiring PBOC for $178.9 million, or approximately $9.00 per share. On August 21, 2000, the PBOC Board, after consultation with KBW, determined that the consideration offered was so grossly inadequate that it did not even justify further discussion and the board terminated all discussions with the regional bank.

         18. During the week of October 23, 2000, KBW contacted two other parties, FBOP and another regional bank (the "Other Bidder"), to determine their interest in a transaction with PBOC. Both parties indicated an interest.

         19. FBOP's response to KBW's initial contact was to immediately go on a buying spree of PBOC stock. As detailed below, on November 1, 2000 FBOP entered into an agreement to purchase 23.9% of PBOC's outstanding stock from PBOC's largest stockholder, the Bishop Estate at $10 per share. The Bishop Estate was willing to accept this low price because, among other reasons, it had entered into an agreement with the Office of Thrift Supervision essentially relinquishing any control over PBOC that it had in order to avoid certain regulatory requirements. Further, the Bishop


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Estate essentially had the power to force FBOP to pay it a higher price if FBOP ended up paying more than $10 per share within 90 days to acquire PBOC. Therefore, the Bishop Estate's agreement to sell for $10 per share is not evidence that the $10 per share price is fair.

B. IN RESPONSE TO FBOP'S ACCUMULATION OF PBOC'S SHARES, THE COMPANY HIRES INVESTMENT BANKERS TO PURPORTEDLY "MAXIMIZE SHAREHOLDER VALUE"

         20. PBOC's Board met on November 20, 2000 with members of management to consider the sale of the Bishop Estate's PBOC stock to FBOP. On or about November 29, 2000, PBOC announced that it had retained KBW and Sandler O'Neill as financial advisors to assist PBOC in evaluating "strategic options to maximize shareholder value." The next day, however, FBOP, as PBOC's now largest shareholder, informed PBOC that it intended to purchase the outstanding shares of PBOC stock from the Company's public shareholders at $10 per share.

         21. PBOC agreed to pay both KBW and Sandler O'Neill a cash fee ("Contingent Fee") equal to 0.75% (1.50% in the aggregate) of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of PBOC in the Merger, the majority of which is to be paid upon the completion of the Merger. In addition, PBOC agreed to pay KBW a cash fee of $250,000 upon delivery of its Fairness Opinion to PBOC's Board. Under the engagement agreements, PBOC was also obligated to reimburse KBW and Sandler O'Neill for their reasonable out-of-pocket expenses and disbursements.

C.       HIGHER OFFERS FOR PBOC'S PUBLIC SHARES ARE REBUFFED


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         22. On November 30, 2000, PBOC management, KBW and Sandler O'Neill met with FBOP.

         23. On December 1, 2000, only two days after the commencement of the announced exploration of value maximizing transactions, PBOC's Board instructed KBW and Sandler O'Neill to negotiate a definitive deal with FBOP. FBOP provided an initial non-bidding letter indicating a willingness to pay $10.00 per share.

         24. At some point after November 30, 2000, KBW and Sandler O'Neill contacted the Other Bidder, who then executed a confidentiality agreement and conducted preliminary due diligence. On December 7, 2000, the Other Bidder submitted to PBOC an unsigned interest offer to purchase PBOC at a price in the range of $11.00 to $12.00 per share, subject to additional due diligence and negotiation of a definitive agreement. The Other Bidder submitted a signed letter to that effect on December 8, 2000.

         25. The PBOC Board met on December 8, 2000. KBW, Sandler O'Neill and PBOC's counsel had already informally "accepted" the merger agreement proposed by FBOP based on its initial offer of $10 per share. The PBOC Board rejected the Other Bidder's $11-$12 indication of interest out of hand, prematurely cut off all negotiations with the Other Bidder and any other potential bidders (only nine days after the public announcement of a search for buyers), and accepted the FBOP offer.

         26. The PBOC Board cast aside the other Other Bidder's higher offer, allegedly because of "contingencies" associated with it. Upon closer inspection, however, these "contingencies" were innocuous and merely related to: (1) an opportunity to conduct further due diligence; (2) negotiation of a definitive agreement;


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(3) and a requirement that the Other Bidder not be publicly identified as interested in acquiring PBOC.

D.       THE PBOC BOARD ACCEPTED THE FBOP OFFER

         27. The Board accepted the FBOP offer based largely on the erroneous belief that FBOP's 40% stock interest gave it the ability to block the Other Bidder and based on the fact that the FBOP merger agreement had been drafted. The Board did so notwithstanding the fact that nine days was not enough time to conduct an effective search for interested buyers and was not enough time for interested bidders, including the Other Bidder, to conduct typical due diligence. This action ignored the fact that because FBOP had already purchased (or was contractually bound to purchase) over 40% of PBOC's stock, there was no real risk of losing FBOP as a bidder. Moreover, as discussed below, FBOP was given a "walk away" right in the Merger Agreement until December 31, 2000, so that it could conduct more of its own due diligence. There simply was no valid reason why the search for a buyer was cut off after only nine days.

         28. The PBOC Board received an oral opinion from KBW on December 8 to the effect that the $10 per share cash consideration was fair to PBOC's stockholders from a financial point of view. The PBOC Board relied on this opinion notwithstanding the fact that the Board, on KBW's advice, had determined less than four months earlier that a $9 per share offer was so grossly inadequate that it had not even justified further discussions.

E.       PBOC DISREGARDSSS.203 AS FBOP GOBBLES UP PBOC STOCK.

         29. On November 16, 2000, the Bishop Estate, PBOC's largest stockholder, filed a Schedule 13D with the SEC disclosing that it had entered into a stock purchase


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agreement on November 1 to sell to FBOP all of its shares of PBOC stock, totaling 4,759,848 shares or 23.9% of the outstanding PBOC common stock, at $10 per share, pending regulatory approval (the "Bishop Purchase Agreement"). Among other things, the Bishop Purchase Agreement provided that: "Without the prior written consent of [the Bishop Estate], for a period of 90 days following the date of this Agreement, [FBOP] will not acquire record or beneficial ownership of any of the outstanding common stock of [PBOC] for a price in excess of $10 per share." The Bishop Purchase Agreement also required FBOP to share 50% of any profit over $10 per share if FBOP were to sell the purchased shares within 90 days after the closing of the purchase from the Bishop Estate. The Bishop Purchase Agreement also provided that the Bishop Estate shall not "solicit, initiate, encourage or respond favorably to inquiries or proposals" from any person or entity other than FBOP respecting any merger, sale, or other business combination respecting PBOC.

         30. On November 22, 2000, BIL Securities (Offshore) Ltd., ("BIL") PBOC's second largest stockholder, holding 1,912,272 shares or 9.6% of PBOC's outstanding stock, filed a Schedule 13D disclosing that it had entered into a stock purchase agreement on November 7, 2000 to sell all of its PBOC stock to FBOP at $10.00 per share, pending regulatory approval (the "BIL Purchase Agreement"). The BIL Purchase Agreement contained the same provisions as the Bishop Purchase Agreement discussed above.

         31. On December 5, 2000, FBOP filed a Schedule 13D disclosing (1) that between October 31, 2000 and November 28, 2000, FBOP had acquired 575,400 shares of PBOC common stock in the open market at an average price of $7.45 per share, and


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(2) that FBOP had entered into a stock purchase agreement with Advisory
Research, Inc. to acquire its 807,200 (or 4.1%) of the outstanding PBOC common stock, at $10.00 per share. FBOP disclosed that upon the closing of the three stock purchase agreements described above, FBOP would own 40.5% of PBOC's outstanding stock.

         32. PBOC and its advisors were fully aware of FBOP's purchases. During this time however, PBOC took no action to protect PBOC from the "creeping acquisition" by FBOP and never made any disclosure that ss.203 had been triggered.

         33. By entering into the Bishop Purchase Agreement, FBOP became an "interested stockholder" under ss.203. PBOC's Board did not approve the Bishop Purchase Agreement, or any of the other purchase agreements, prior to their execution. Thus, FBOP could not, and cannot, enter into a "business combination," such as a merger, with PBOC for three years, unless the transaction is approved by the holders of 66 2/3% of the outstanding PBOC shares not controlled by FBOP. The PBOC board failed to inform itself of this critical fact prior to negotiating and executing the Merger Agreement, and PBOC's management and legal and financial advisors evidently did not bring this critical oversight to the Board's attention.

F.       PBOC NEGOTIATES FROM A POSITION OF WEAKNESS.

         34. FBOP's initial offer on December 1, 2000 was to acquire PBOC at $10 per share, the amount that FBOP had agreed to pay the Bishop Estate, BIL and Advisory Research, Inc. for their PBOC shares. FBOP could not offer more than $10 per share without the prior consent of the Bishop Estate and BIL, pursuant to the Bishop Purchase Agreement and the BIL Purchase Agreement.


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         35. The PBOC Board undercut its own negotiations with FBOP by failing to take into account the fact that FBOP was an unapproved "interested stockholder" and thus subject to substantial restrictions under ss.203. As a result, the PBOC Board failed to negotiate effectively with FBOP to improve the terms of its offer. Instead, the Board permitted FBOP to dictate the terms of the transaction and to force PBOC to discontinue negotiations with other potential bidders. Thus, PBOC accepted FBOP's initial offer price, and signed a one-sided Merger Agreement favoring FBOP (which contained severe termination fee and no-talk provisions, lacked any meaningful superior offer or fiduciary out, and which granted FBOP a 13 day walk away period with absolutely no penalty, and at no cost, to FBOP). The PBOC board also failed to seriously consider bids from other potential buyers because of its misguided belief that FBOP's newly acquired dominant stock position made consideration of other deals fruitless.

         36. It is clear from the Merger Agreement and other contemporaneous documents that PBOC and FBOP were unaware that FBOP had triggered the protections applicable under ss.203. There was never any public disclosure made which stated that PBOC recognized prior to the execution of the Merger Agreement that ss.203 had been triggered. Nowhere does the Merger Agreement mention ss.203 nor does it refer to the requirement that the Merger be approved by holders of 66 2/3% of PBOC's stock other than FBOP. On the contrary, the conditions to PBOC's obligation to close the Merger include, at Article VII (e) of the Merger Agreement, the approval "by at least A MAJORITY of the issued and outstanding shares of [PBOC] Common Stock


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entitled to vote thereon." The conditions set forth in the Merger Agreement do not include approval of holders of 2/3 of PBOC stock other than shares owned by FBOP. The Merger Agreement makes no specific representation respecting compliance with ss.203. Moreover, the Irrevocable Proxy dated December 8, 2000, entered into by certain directors and officers and a significant stockholder pursuant to the Merger Agreement, recites "Whereas, THE CONSUMMATION OF THE MERGER IS SUBJECT TO THE APPROVAL BY HOLDERS OF A MAJORITY OF ALL OUTSTANDING SHARES OF COMMON STOCK ENTITLED TO VOTE THEREON." It is clear from these documents that, prior to the execution of the Merger Agreement, PBOC and FBOP were totally unaware that ss.203 had been triggered and erroneously believed that the only vote required was the majority vote required by 8 DEL. C. ss.251.

         37. In direct and flagrant violation and disregard of their fiduciary duties, the individual defendants decided to pursue the lower FBOP bid and to reject the substantially higher bid of the Other Bidder. In sum, lacking critical information that was reasonably available to them, the individual defendants, after having determined to sell the Company in a change of control transaction, took an offer which was between 10% to 20% lower than another bid only nine days into the "sale process."

         38. No effort was made to give the Other Bidder an opportunity to "top" the FBOP bid. No effort was made to actually negotiate terms with the Other Bidder. No effort was made to try to satisfy the reasonable "contingencies" associated with the Other Bidder's offer. Instead the Board made a premature, and uninformed decision to halt consideration of other bids and to accept FBOP's initial $10 per share offer. The


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reason for the Board to cut off the sale process after only nine days was their mistaken belief that FBOP's 40-plus percent stock position would effectively foreclose the prospect of a deal with another bidder and FBOP could eventually take control of the board and force a business combination with PBOC.

         39. There were no exigent circumstances that required the Board to cut off the sale process after just nine days. In fact, the December 8 Merger Agreement was not actually binding on FBOP until December 21, 2000. As another example of the one-sided nature of the Merger Agreement, FBOP obtained the right to conduct thirteen more days of due diligence and to terminate the Merger Agreement if the results of the due diligence were "not satisfactory to FBOP or Acquisition in their sole discretion, whether or not any of the foregoing would constitute a Material Adverse Change." In its December 22, 2000 press release announcing that the thirteen day period had expired, PBOC referred to FBOP's right to terminate "in its sole discretion." Thus, FBOP had had an absolute and unfettered "walk away" right if it happened to find anything that it didn't like (and suffer no penalty if it exercised the right). In essence, PBOC granted to FBOP, negligently and in bad faith, a thirteen day exclusivity option to acquire PBOC and received no consideration in return. Clearly, there was no justification for turning away the Other Bidder on December 8 simply because it desired to conduct additional due diligence when the Company did not really have a binding agreement with FBOP until December 21, 2000.

G.       THE MERGER AGREEMENT CONTAINS DRACONIAN LOCK-UP PROVISIONS.

         40. Since the Company was being sold to a lower bidder and since PBOC was not aware of the leverage available to it under ss.203, FBOP and PBOC's board decided


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to "lock up" the deal as tightly as possible. To do that, the Merger Agreement contained the following provisions which were and are unreasonable under the circumstances and are draconian in all events:

                  (a) TERMINATION FEE. The Merger Agreement requires PBOC to pay FBOP $10 million (over 5% of the deal value of $198 million) under certain circumstances, including if PBOC's stockholders vote down the Merger and the Company enters into a merger, asset sale or similar transaction with another bidder within twelve months after termination of the Merger Agreement. The 5% fee is excessive. It is beyond the normal range of acceptable termination fees under Delaware law. It is also excessive in light of the fact that FBOP already owns over 40% of PBOC and thus, that the fee constitutes approximately 9% of the amount actually to be paid by FBOP to acquire the PBOC stock that it does not already own. The fee is preclusive of other potential beneficial offers for the next twelve months and is intended to, and will, coerce the PBOC stockholders to vote for the Merger and against any alternative value maximizing transaction.

                  (b) NO-TALK CLAUSE. PBOC is prohibited under the Merger Agreement from doing anything to encourage or facilitate a better deal for the PBOC stockholders, and more importantly, PBOC and its directors, officers and agents are prohibited from communicating with any intervening bidder. Because the Merger Agreement only permits such communication upon receipt of an opinion of outside counsel that such communication is required by the Board's fiduciary obligations, there is no meaningful or legally sufficient "fiduciary out" in the no-talk clause. The provision is a form of self-imposed, willful blindness and abdication of duty that is contrary to Delaware law. The no-talk provision effectively precludes the PBOC stockholders from obtaining a higher, better intervening offer.

                  (c) NO SUPERIOR OFFER OUT/FIDUCIARY OUT. The PBOC Board is effectively prohibited under the Merger Agreement (1) from changing its recommendation to the stockholders in favor of the Merger even if it becomes aware of a superior offer or other facts that make the Merger unfair to PBOC's stockholders (because the recommendation requirement is expressly tied to the no-talk provision), and (2) from terminating the Merger Agreement in order to accept a superior intervening offer. Thus, the PBOC Board has effectively agreed to abdicate its fiduciary duties to make an honest and good faith recommendation to the stockholders in connection with the Merger vote and, contrary to its fiduciary duties, eliminated the prospect of accepting a higher, better intervening offer notwithstanding the obvious deficiencies in the "auction" process and notwithstanding the Board's duties under Delaware law to maximize shareholder value upon the sale of the Company for cash.

                  (d) IRREVOCABLE PROXY. Four of the director-defendants and Arbur Inc., a significant stockholder, signed an Irrevocable Proxy dated December 8, 2000 granting a proxy to FBOP to vote their shares in favor of the Merger. A total of 1,019,571 shares are subject to the Irrevocable Proxy. As a result, and in combination with FBOP open market stock purchases and purchases from the Bishop Estate, BIL and Advisory Research, Inc., FBOP owns or controls for purposes of the Merger 47.7% of PBOC's outstanding stock.

         41. Viewed collectively, the foregoing provisions are unreasonable, constitute breaches of fiduciary duty, and were designed and implemented to tilt the field in favor


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of FBOP and to ensure that PBOC's stockholders cannot obtain the highest value reasonably available for their stock.

         42. The Merger is deemed to be a "change in control" for purposes of PBOC's senior management's employment agreements. Because it is anticipated that in connection with the Merger the employment of defendants Guenzel and Holmes will be terminated, upon consummation of the Merger defendants Guenzel and Holmes will be entitled to severance amounting to approximately $1.1 million and $703,000, respectively.


H.       DEFENDANTS BREACHED THEIR FIDUCIARY DUTIES TO PLAINTIFFS AND THE CLASS


         1.       THE PROPOSED TRANSACTION GROSSLY UNDERVALUES THE COMPANY'S
                  SHARES


         43. Because of the flawed and truncated sale process, the Board did not obtain the best available price. The Other Bidder's preliminary offer at $11-$12 per share was virtually ignored. The nine day search for a buyer was not enough time to sufficiently explore the market. Finally, the draconian lock up features in the Merger Agreement preclude any form of post-signing market check. Thus, the process the Board employed to sell the Company is no indication of the adequacy of the Merger price - and in fact points to its unfairness.

         44. The so-called "negotiations" with FBOP are also no indication of the adequacy of the price. Because of their misconception regarding the applicability of ss.203, the Board wrongly believed that FBOP could dictate the terms of the deal, and thus the Board simply capitulated to FBOP's demands. There was no true negotiation regarding the price. PBOC simply accepted the amount that FBOP said it wanted to pay for control of the Company, notwithstanding the fact that $10 was the price that FBOP was willing to pay for a non-controlling minority position from the Bishop Estate and BIL. There is simply no excuse for the Board's failure to extract a "control premium" over the $10 purchase price.

         45. Aside from the flawed process employed here, the price to be paid for PBOC's outstanding shares is unfair and grossly inadequate. Such inadequacy is demonstrated by reviewing other analyses performed by KBW in other comparable bank acquisitions and utilizing those methodologies here. Specifically, the three comparable price ratios traditionally used by KBW in determining a bank's value are: price to future earnings; price to tangible book value; and core deposit premium paid. Under each of these measures, the price offered in the Merger is significantly below the low range implied by the other banking acquisitions. For example, utilizing the price received by shareholders of Eldorado Bancshares, Inc. ("Eldorado") in connection with its acquisition by Zions Bancorporation, announced on or about December 14, 2000, in which KBW represented Eldorado, the price paid to PBOC shareholders should be in the range of $12.75-$26.50 per share.

         46. The $10 per share price is LESS THAN PBOC's per share book value. The $10 per share price as a multiple of PBOC's per share book value is 0.93.

         47. The price-to-book multiple is a widely used and accepted methodology for assessing the fairness of the price offered in thrift acquisitions. Between December 31, 1999 and December 31, 2000 there were eleven reported thrift acquisitions and the LOWEST price-to-book ratio for all of these deals was 1.46.

         48. Moreover, not a single recent or pending thrift acquisition over $100 million in value (the present transaction being valued at $199 million) was executed below 1.0x book value. The proposed transaction grossly undervalues PBOC at 0.93x its book value.

         49. To demonstrate the inadequacy of the $10 price in the Merger, at a price of $14 per share PBOC's price to book value multiple would be 1.3x, as compared to the thrift median of 1.4x; PBOC's price to tangible book value multiple would be 1.5x, as compared to the thrift median of 1.7x; and PBOC's price to earnings multiple for 2000 would be 17.5, as compared to the thrift median of 19.

         50. Furthermore, PBOC has substantial off-balance sheet assets, including: (1) $1.6 billion in core deposits; (2) $700 million in transaction accounts; and (3) 24 branch deposit collection systems. PBOC also has a high quality loan portfolio with low reserves. These assets were not properly accounted for in the Merger.

         2. PBOC'S PUBLIC SHAREHOLDERS, UNLIKE BISHOP AND BIL, ARE NOT PROVIDED WITH ANY OF THE BENEFITS OF THE "GOODWILL LITIGATION"

         51. While it may appear that BIL and Bishop, "sophisticated" shareholders of the Company, have agreed to accept $10 per share for their stock, the same as what PBOC's other public shareholders are receiving, in reality BIL and Bishop are receiving more than $10 per share because of the potential for additional consideration flowing to them from the "goodwill litigation."

         52. In that regard, on January 28, 1993, the Company and certain of its stockholders, including Bishop and BIL , filed a complaint against the United States in the United States Court of Federal Claims ("Court of Claims") seeking damages for breach of contract and for deprivation of property without just compensation and without due process of law.

         53. The allegations in that complaint arose out of the abrogation of certain contractual promises made to the Company and to the Peoples Bank of California (the "Bank"), by the Federal Home Loan Bank Board and the Federal Savings and Loan Insurance Corporation ("FSLIC") (the federal fund which previously insured the deposits of savings institutions) in exchange for the Company's agreement to acquire and to operate the Bank which was then a failed thrift institution (the "Goodwill Litigation"). The Goodwill Litigation challenges changes, mandated by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), with respect to the rules for computing the Bank's regulatory capital. In connection with the Company's acquisition of the Bank in April 1987, the Bank was permitted to include in its regulatory capital and recognize as supervisory goodwill $217.5 million of cash assistance provided to the Bank by the FSLIC (the "Capital Credit"), as well as $79.7 million of goodwill which was recorded by the Bank under generally accepted accounting principles ("GAAP"). In August 1989, Congress enacted FIRREA which provided, among other things, that savings institutions such as the Bank were no longer permitted to include goodwill in their regulatory capital (subject to a gradual phase-out which expired on December 31, 1994). Consequently, the Bank was required to write-off its goodwill subject to a regulatory phase-out, which resulted in the Bank failing to comply with its minimum regulatory capital requirements during 1990 and 1991. The balance of the Bank's GAAP goodwill was written off as unrealizable in 1992.

         54. The Company alleges that the enactment of FIRREA constituted a breach by the United States of its contractual commitment regarding the treatment of the Capital Credit and supervisory goodwill and an unlawful taking of the Bank's property rights in the Capital Credit and supervisory goodwill. The Company seeks damages and restitution of all benefits conferred on the United States by the alleged contract.

         55. The Company, the Bank and Bishop and BIL have entered into an agreement (the "Shareholder Rights Agreement"), whereby each of these parties received one Contingent Goodwill Participation Right for each share of common stock held by each of these shareholders as of the date of the Shareholder Rights Agreement. Under these agreements, 5% of any Goodwill Litigation recovery will be retained by the Company. Importantly, when selling their shares to FBOP, Bishop and BIL did not transfer their rights to FBOP under the Shareholder Rights Agreement. Therefore, these shareholders stand to materially profit from the Goodwill Litigation and, accordingly, are effectively being paid more than $10 per share in connection with the Merger. PBOC's public shareholders, on the other hand, have not been delegated any of the rights to the 5% of the Goodwill litigation recovery held by the Company.

         56. In contrast, in connection with a merger involving Golden State Bancorp, Inc. ("Golden State") in 1998, Golden State's shareholders were given Litigation Tracking Warrants for any recovery in the Glendale Goodwill Litigation. In that case, the Litigation Tracking Warrants were distributed to shareholders even though there were no assurances at that time as to the occurrence or timing of any resolution of the Glendale Goodwill Litigation or whether or when Glendale Federal would receive payment of any damages or amounts in settlement in connection with the Glendale Goodwill Litigation. Here, the PBOC shareholders have received nothing.

         3. DEFENDANTS WERE NOT ADEQUATELY INFORMED ABOUT 8 DEL. C. SS. 203 AND, ACCORDINGLY, BREACHED THEIR DUTY OF CARE


         57. As set forth above, the PBOC Board failed to employ the leverage provided by ss.203. In fact, they were not even informed or advised of ss. 203 and its ramifications. The existence of ss. 203 gave the PBOC Board powerful leverage over FBOP, which the Board failed to use to obtain a higher price for PBOC's public shareholders.

         4. KBW'S FAIRNESS OPINION WAS MATERIALLY INACCURATE AND DID NOT VALIDATE THE TRANSACTION


         58. The Fairness Opinion is materially inaccurate and does not validate the Merger because KBW: (1) ignored the value of PBOC's core deposits; (2) used "off-the-map" book value and Price to Earnings ("P/E") value multiples and ignored "minimum value" as indicated by book value approaches; (3) used erroneous earnings per share ("EPS") estimates in its P/E value approaches and ignored the positive impact of the acquisition of BYL; and (4) ignored the value of PBOC's tax net operating loss carry forwards ("NOLs").

         59. In fact, in examining other recent fairness opinions, including those issued on November 24, 2000 in connection with the Cohoes Bancorp deal, on December 9, 2000 in connection with the Industrial Bancorp deal, and on September 6, 2000 in connection with the FirstSpartan Bancorp deal, KBW and other banking investment advisors in those deals considered and accounted for core deposit premiums. There is no accounting for PBOC's core deposits here. Importantly, buyers routinely pay between 5%-25% of the core deposit balance to purchase core deposits. This is illustrated by the pending thrift acquisitions of: Industrial Bancorp (13.5% core deposit premium); FirstSpartan Financial (9.7% core deposit premium); and Cohoes Bancorp (10.8% core deposit premium). The PBOC core deposit premium here is less than 1%.

         60. Utilizing the core deposit premium averages from other thrift deals, PBOC would be valued, at the very least, at $16 per share. These results, however, are nowhere disclosed in the Proxy and there is no mention as to why a core deposit premium analysis was not utilized by KBW here or, in the event that one was utilized, what the result of such an analysis was.

         61. PBOC's 2000 earnings estimates relied on by KBW for the Fairness Opinion are also flawed. In this regard, the impact of PBOC's pending acquisition of BYL Bancorp ("BYL"), announced on or about November 29, 2000, is ignored. That transaction is accretive to PBOC. Because of that transaction, which is highly likely to close, PBOC's earnings for the trailing twelve months as of September 30, 2000, increase from $0.73 to $0.80 per share. KBW, however, did not account for the BYL transaction in its estimate of PBOC's 2000 earnings.

         5. BREACHES OF THE FIDUCIARY DUTIES OF CARE, LOYALTY, GOOD FAITH AND DISCLOSURE


         62. The Proxy fails to disclose and/or misstates material information necessary for PBOC's shareholders to make an informed decision with respect to the Merger. The Proxy does not provide a basis upon which shareholders can independently evaluate the value of the Company's stock and decide whether or not to vote for the Merger and whether to demand appraisal and does not provide the information necessary for reasonable stockholders to assess whether the Board properly carried out its duties in connection with the initiation, negotiation and approval of the Merger. Among other things, the Proxy fails to disclose and/or misrepresents the following:

                  (a) The Proxy does not disclose that the PBOC Board first learned that ss.203 had been triggered AFTER it approved the Merger Agreement. In fact, the disclosures about ss.203 in the Proxy misleadingly convey the impression that the Board knew all along that ss.203 had been triggered. The Proxy Statement is materially false and misleading because it fails to disclose when and how the PBOC Board eventually became aware that FBOP had become an interested stockholder under ss.203 and fails to disclose what the PBOC Board did when it learned that ss.203 had been triggered. The Proxy Statement also fails to disclose what if any negotiations occurred respecting amendments to the Merger Agreement in light of the applicability of ss.203 and why no amendment to the Merger Agreement was deemed necessary despite the fact that the right to terminate the agreement is only triggered if a majority vote is not obtained. All of this is material because it would suggest to a reasonable stockholder that the board did not exercise negotiating leverage it had and did not obtain the highest value reasonably available.

                  (b) The Proxy does not disclose the existence of the Goodwill Litigation on behalf of the Company against the United States and the fact that such litigation may provide certain of PBOC's largest shareholders, who had accepted

         $10 per share for their stock, with consideration materially in excess of $10 per PBOC share. The Proxy does not disclose that when given an opportunity to relinquish their litigation rights, these shareholders did not do so.

                  (c) The Proxy does not disclose that, utilizing the core deposit premium averages from other thrift deals, a methodology routinely used in bank mergers, PBOC would be valued, at the very least, at $16 per share. These results are nowhere disclosed in the Proxy and there is no mention as to why a core deposit premium analysis was not utilized by PBOC's investment banker, KBW here or, in the event one was utilized, what the results of such an analysis were.

                  (d) The Proxy does not disclose that KBW did not use the most current PBOC earnings per share estimates for 2000 in connection with its fairness opinion.

                  (e) The Proxy does not disclose PBOC's projections which PBOC's financial advisor reviewed in connection with its fairness opinion and which FBOP reviewed.

                  (f) The Proxy does not disclose why PBOC retained two investment bankers, KBW and Sandler O'Neill, and paid them large sums of money contingent on the deal closing, when the "auction process" lasted only a matter of days and was, in any event, a foregone conclusion because of FBOP's control over PBOC. Sandler O'Neill did not so much as render a fairness opinion on the matter.

                  (g) The Proxy Statement at page 5 states that the Purchase Agreements "do not give FBOP the right to vote the underlying shares." This statement is false, misleading and/or materially incomplete because it gives the untrue impression that the Bishop Estate and BIL are free to vote their shares either for or against the Merger. The Purchase Agreements expressly require the Bishop Estate and BIL to support any acquisition by FBOP to the exclusion of all other potential bidders for PBOC. Section 6.1(a) of the Purchase Agreements provides:

                  Unless otherwise specifically prohibited by applicable law, without the prior written consent of Purchaser [FBOP], Seller shall not, directly or indirectly, solicit, initiate, encourage or respond favorably to inquiries or proposals from, or participate in any discussions or negotiations with, any person (other than Purchaser and its directors, officers, employees, representatives and agents) concerning (i) any merger, sale of assets not in the ordinary course of business, acquisition, business combination, change of control or other similar transaction involving Holding Company [PBOC] or the Bank, or (ii) any purchase or other acquisition by any person of the Shares or any shares of capital stock of the Bank, or
                  (iii) any issuance by Holding Company or Bank of any shares of its capital stock.


         Section 6.2 of the Purchase Agreements provides in part:

                  Seller agrees that unless this Agreement is terminated in accordance with the provisions hereof, ... (iii) Seller will not sell or offer to sell any of the Shares to any Person other than the Purchaser, (iv) Seller will not take any other action which could have the effect of preventing or disabling the performance by either of such parties of their respective obligations under this Agreement, or which could materially and adversely affect the rights of Purchaser hereunder.

                  (h) The Proxy Statement at page 7 states that the "The Board of Directors has explored strategic alternatives and believes that the merger offers the best opportunity to maximize the value of PBOC common stock." This statement is listed under the heading "Reasons for the Merger" in the Summary section of the Proxy Statement. This statement is absent from the full discussion of the Board's Reasons for the Merger on page 22 of the Proxy Statement. This statement is false, misleading and incomplete because the Board did not "explore strategic alternatives" - it was unaware that ss.203 had been triggered and cut off its "exploration" within days of beginning the process. The statement is also untrue because the Board did not attempt to determine whether the merger offered the "best opportunity to maximize the value of PBOC common stock." In fact, for whatever reason, the Board elected to accept FBOP's $10/share bid even though another bid for $11-12 per share was on the table. There is no disclosure as to why the Board believed, as of December 8, that the Merger represented the best opportunity to maximize the value of PBOC common stock.

                  (i) The Proxy Statement contains a material misstatement on page 7 under the heading of "Merger Agreement - Conditions to Consummation of the Merger." One of the listed conditions is "approval of the merger agreement by the shareholders of PBOC holding not less than two-thirds of the outstanding shares of common stock entitled to vote at the meeting which are not deemed to be owned by FBOP or its affiliates." This statement is false and misleading because it suggests that the 2/3 vote required by ss.203 is actually an express condition in the Merger Agreement (and thus is part of the negotiated terms of the deal). The truth is that the 2/3 vote is not a condition under the Merger

         Agreement and PBOC's Board was not aware of the required ss.203 vote until long after the execution of the Merger Agreement.

                  (j) The Proxy Statement states at page 20 that at the December 1, 2000 PBOC Board meeting, "KBW and Sandler O'Neill were instructed to negotiate a potential transaction with FBOP...." This statement is false, incomplete and misleading. Prior to the December 1 meeting, the PBOC Board was informed of KBW's preliminary opinion that the $10 offer price from FBOP was fair. Thus, KBW and Sandler O'Neill were not negotiating for a higher price from FBOP. The Proxy fails to note that the "negotiation of a potential transaction with FBOP" did not include the negotiation of the most important issue - the price - and misleadingly creates the impression that there was additional negotiation of the Merger price with FBOP after December 1, 2000.

                  (k) The statements on page 21 of the Proxy Statement regarding the Board's reasons for rejecting the Other Bidder's $11-12 bid are materially false and misleading. The Proxy Statement falsely states that "The Board of Directors considered this non-binding indication of interest from the Regional Bank insufficient in light of the number of contingencies it contained, particularly in light of the substantially negotiated definitive agreement with FBOP." The contingencies were not the real concern of the Board and consummation of a definitive agreement with the Other Bidder was not "highly uncertain" because of these so-called contingencies for the following reasons:

                           (i) The Proxy Statement states that the Board
                  believed the Other Bidder's bid was "highly uncertain" and insufficient because the bid was contingent on "further due diligence." This is untrue. The Board was not concerned with permitting further due diligence. In fact, the Merger Agreement with FBOP permitted FBOP to conduct further due diligence until December 21, 2000, and permitted FBOP to walk away from the deal without penalty if it found anything it didn't like.

                           (ii) The Proxy Statement states that the Board
                  believed the Other Bidder's bid was "highly uncertain" and insufficient because the bid was contingent on "negotiation of a definitive agreement." This is false. Negotiation of a definitive agreement is simply a necessity of any deal and is not a reason for PBOC not to negotiate with a bidder. Moreover, PBOC was able to "negotiate" a final agreement with FBOP in one weeks time - there is no disclosure as to why PBOC would believe it would take longer than that with the Other Bidder.

                           (iii) The Proxy Statement states that the Board
                  believed the Other Bidder's bid was "highly uncertain" and insufficient because the bid was contingent on the Other Bidder's name not being used publicly until a definitive agreement was executed. There is no disclosure, and no conceivable reason, why this would be a material concern to the PBOC Board. In fact, the Other Bidder had signed a confidentiality agreement with PBOC prior to initiating due diligence. The foregoing "contingencies" disclosed in the Proxy Statement simply attempt to mislead the stockholders and hide the real reason why the PBOC Board rejected the Other Bidder out of hand.

                  (l) The Proxy Statement fails to disclose that the PBOC Board rejected the Other Bidder's bid, and terminated further solicitation of offers on December 8 because it had determined that it would sign an agreement only with its new 40.5% stockholder and that it would not waste its time negotiating with other bidders believing that FBOP, as a controlling stockholder, could reject any deal other than its $10/share merger offer.

                  (m) The Proxy Statement contains a false statement on page 22 that the terms of the Merger Agreement "are the product of arm's length negotiations between representatives of FBOP and PBOC." This statement is materially false and misleading because the terms of the Merger Agreement, especially the most important term - the price, were unilaterally set by FBOP. The Merger price reflects FBOP's first and only offer and was based not on negotiations between PBOC and FBOP, but on FBOP's willingness to pay that amount for the shares held by the Bishop Estate and BIL in November. The Merger Agreement contains draconian deal protection measures that can only be the result of a one-sided drafting process. At the time the Merger Agreement was negotiated and signed, FBOP had become, in the eyes of the PBOC Board, the controlling stockholder, and accordingly was permitted to dominate the process.

         63. The individual defendants owe fiduciary duties of care, loyalty and good faith to PBOC's stockholders. Those fiduciary duties required the individual defendants, among other things, to inform themselves of all reasonably available facts in connection with negotiating and approving the Merger, to implement a process reasonably designed to obtain the highest value available when they decided to sell the

Company, and to obtain the best transaction reasonably available in order to maximize current shareholder value.

         64. The individual defendants initiated a bidding process seeking to sell the Company and entered into a Merger Agreement in which the shares of PBOC will be converted into cash and PBOC will become wholly owned by FBOP. The individual defendants had a duty to formulate and implement a process reasonably designed to obtain the highest value available to PBOC's stockholders. Accepting the lower offer from FBOP following a truncated and faulty sale process, rejecting out of hand a higher offer from the Other Bidder, "locking-up" the lower offer with the no-talk provision, termination fee and other lock-up provisions described above and failing to inform themselves that ss.203 had been triggered does not qualify as acting reasonably to seek the highest value available for the stockholders. The "sale process" was woefully inadequate and was significantly chilled by FBOP's acquisition of a dominant 40% position through private stock purchases (which went completely unchecked by the PBOC Board because of their failure to inform themselves that ss.203 had been triggered).

         65. In a particularly glaring example of a breach of the duties of care and good faith, the Board failed to inform itself of the fact that FBOP was an "interested stockholder" under ss.203 and failed to use ss.203 to extract a higher price and better terms from FBOP. The creeping acquisition of a dominant share position by FBOP and the subsequent capitulation by the PBOC Board to the inadequate $10 per share Merger offer is exactly what ss.203 is intended to protect against. The failure of the PBOP Board or its legal and financial advisors even to recognize the applicability of ss.203 prior to the approval of the Merger and to use it as leverage in negotiations with FBOP and in connection with conducting the auction with other potential bidders, represents a most extreme form of gross negligence and reckless disregard of duty and a complete absence of good faith in the Board's actions in their fiduciary capacity.

         66. The Board did not exercise care or good faith because they agreed to sell the Company to the lower bidder and ignored a significantly higher cash bid. A decision to sell a company to a low bidder when a higher bid is outstanding, and then to lock-up the lower priced transaction with draconian provisions is not a valid exercise of the duties of care, loyalty or good faith when the Board's duty is to obtain the best value maximizing deal for the stockholders. The PBOC Board failed to obtain the best deal available and, in fact took affirmative actions to prevent a better deal from being presented to the stockholders. The Board's conduct described at length above constitutes a breach of the duties of loyalty and care, and constitutes reckless conduct amounting to bad faith.

         67. The Merger Price is woefully inadequate and does not represent either a fair price or the best price reasonably available.

         68. Defendants' failure to disclose all material facts relevant to the proposed transaction in an accurate and non-misleading manner constitutes a breach of defendants' duty of candor.

         69. By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiffs and the other members of the Class.

         70. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class. Defendants are prepared to consummate a buy-out on unfair and inadequate terms which will preclude the Class from obtaining its fair proportionate share of PBOC's valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

         71. FBOP and Acquisition knowingly participated in the individual defendants' breaches of fiduciary duty. First, FBOP acquired its 40% position in the Company for the express purpose of forcing the PBOC Board to negotiate with it and with no one else. Second, FBOP took advantage of the PBOC Board's failure to rely upon ss.203 and entered into a merger agreement with PBOC notwithstanding the fact that ss.203 required a supermajority vote of stockholders other than FBOP. Third, FBOP and Acquisition knowingly overreached by obtaining unparalleled lockup provisions in the Merger Agreement in obvious violation of the Board's fiduciary duties. For these reasons, FBOP and Acquisition were knowing and active participants in the individual defendants' breaches of fiduciary duty.

         72. Plaintiffs and the other members of the Class have no adequate remedy at law.

         WHEREFORE, Plaintiffs pray for judgment and relief as follows:

         A. Ordering that this action may be maintained as a class action and certifying Plaintiffs as Class representatives;

         B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with the Merger;

         C. In the event the Merger is consummated, rescinding it and setting it aside;

         D. Awarding the class compensatory or rescissory damages against Defendants, individually and severally, in an amount to be determined at trial, together with prejudgment interests at the maximum rate allowable by law;

         E. Awarding Plaintiffs the costs and disbursements of this action, including a reasonable allowance for legal and expert fees; and

         F. Granting such other and further relief as the Court may seem just and proper.


                                    ROSENTHAL, MONHAIT, GROSS &
                                    GODDESS, P.A.


                                    By:
                                       ----------------------------------------
                                          919 North Market Street
                                          Suite 1401, Mellon Bank Center
                                          P.O. Box 1070
                                          Wilmington, Delaware 19801
                                          (302) 656-4433



                                    PRICKETT, JONES & ELLIOTT



                                       By:
                                          -------------------------------------
                                          Ronald A. Brown, Jr.
                                          1310 King Street
                                          Box 1328
                                          Wilmington, DE 19899
                                          (302) 888-6500

                                          Attorneys for Plaintiffs

OF COUNSEL:



MILBERG, WEISS, BERSHAD,
 HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10119
(212) 594-5300



BURT & PUCILLO, LLP
Northbridge Centre
Suite 1701
515 North Flagler Drive
West Palm Beach, FL  33401
(561) 835-0322



CAULEY GELLER BOWMAN & COATES, LLP
One Boca Place
Suite 421 Atrium
2255 Glades Road
Boca Raton, FL  33433
(561) 750-3000


Dated:  March 13, 2001